

Mail Stop 4561

August 17, 2007

David D. Brown
Chief Financial Officer
First Community Bancshares, Inc.
P.O. Box 989
Bluefield, Virginia 24605-0989

> **Re: First Community Bancshares, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Form 10-Q for the Fiscal Quarters Ended March 31, 2007 and June 30, 2007**
> **File No. 0-19297**

Dear Mr. Brown:

　　　　We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

*   *   *   *

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page 42

1.　　　　We note you recorded "cash used in divestitures and acquisitions, net" as a cash outflow, rather than a cash inflow, in the investing section of your Statements of

Cash Flows. Please tell us whether you received or paid cash when you sold the Rowlesburg, West Virginia, Drakes Branch, Virginia and Clifton Forge, Virginia branch locations during 2006 and 2005, respectively. If you did not receive cash for the branch sales, please tell us the type(s) of consideration received.

Notes to Consolidated Financial Statements

Note 13 – Derivative Instruments and Hedging Activities, page 70

2.   We note you entered into an interest rate swap in January 2006 to effectively fix the interest rate on a portion of FHLB borrowings and that you account for this hedging relationship as a cash flow hedge under the shortcut provisions of SFAS 133. Please tell us the following so that we may better understand your accounting treatment:
  * the specific terms of the FHLB borrowings, including any upfront fees, conversion, call, or deferral features;
  * the specific terms of the interest rate swap and how those match the terms of the FHLB borrowings;
  * the specific documented risk being hedged; and
  * how you determined this hedging relationship meets each of the conditions in paragraph 68 of SFAS 133 to qualify for use of the shortcut method.

*   *   *   *

Please send us your response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter keying your responses to our comments and provide any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

  * the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dave Irving, Staff Accountant, at (202) 551-3321, or me at (202) 551-3474 if you any questions.

Sincerely,

Sharon Blume
Reviewing Accountant